DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T	919.786.2002
F	919.786.2200

February 17, 2009

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561CF/AD8

ATTN:   Tom Kluck and Erin Martin

Washington, DC 20549

Re:	Cornerstone Core Properties REIT, Inc.
Pre-Effective Amendment No. 1 to Form S-11
Commission File No. 333-155640

Dear Mr. Kluck and Ms. Martin:

On behalf of the above-referenced registrant, we are submitting this letter in connection with the filing via Edgar of pre-effective amendment no. 1 to the registrant’s registration statement on Form S-11 (“Pre-Effective Amendment No. 1”).

Pre-effective Amendment No. 1 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to Terry G. Roussel of the registrant dated December 16, 2008.  This letter provides responses to the comment letter, with responses keyed to the staff’s numbered comments, which are also reproduced below in bold.

For your convenience, the registrant is providing the staff with two copies of Pre-effective Amendment No. 1, one of which has been marked to indicate the location of changes from the registration statement filed on November 25, 2008.  The page numbers included in our responses refer to the unmarked version Pre-effective Amendment No. 1.

Part II — Information Not Required In Prospectus

Item 17. Undertaking, page II-5

1.                                      Please include all applicable undertakings as required in Securities Act Industry Guide 5. Please revise or advise.

Response:    As discussed during telephone calls on December 17, 2008 and December 29, 2008 between yourselves and Damon McLean of our office, the registrant has intentionally omitted certain undertakings applicable only to offerings subject to Securities Act Industry Guide 5 (“Guide 5”).

At the time Pre-effective Amendment No. 1 is declared effective, the registrant will have successfully raised, allocated and invested substantial proceeds from the initial public offering of its common stock.  As a result, prospective investors in the registrant’s follow-on offering pursuant to Pre-effective Amendment No. 1 will have much more information regarding the nature and performance of the registrant’s investments than was the case when the registrant commenced its initial public offering and, therefore, the need for certain of the disclosures and undertakings prescribed by Guide 5 is significantly diminished.  Consistent the staff’s practice in comparable circumstances involving follow-on public offerings by real estate investment trust that have been subject to Guide 5 in connection with their initial public offerings, the registrant requests that its follow-on offering pursuant Pre-Effective Amendment No. 1 be exempted from the requirements of Guide 5.

Also in accordance with prior telephone discussions, we have revised the prospectus contained in Pre-effective Amendment No. 1 to include additional information regarding (i) the operating performance of the registrant’s investment portfolio (see page 70); (ii) the registrant’s selected financial data (see pages 5-6 and 69 (iii) actual compensation paid to date to the registrant’s external management (see pages 12-13 and 45-49); (iv) distributions and distribution coverage (see pages 6, 20 and 70-71).  Note that the description of real estate investment that appears on pages 65-68 currently speaks as of September 30, 2008.  The registrant intends to update this information as of a more recent date in a subsequent amendment prior to seeking acceleration of effectiveness.

Form 10-K for Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

2.                                      We note that your certifications did not include the applicable references to internal control over financial reporting in the introductory language to paragraph 4 and in paragraph 4(b).  This language must be included in the certifications because you are now subject to the disclosure requirements of Item 308 of Regulation S-K.  Please refer to Item 601(b)(31)(i) of Regulation S-K and Securities Act Release No. 33-8760 (Dec. 15, 2006) for guidance.  Please file an amendment to your Form 10-K to include the appropriate language.

Response: In response to you comment, the registrant filed an amendment to its Form 10-K on January 8, 2009 in order to add the referenced language to Exhibits 31.1 and 31.2.  For your convenience, a copy of the amended filing accompanies this letter.

The registrant acknowledges that: (i) the registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

Thank you for your attention to this matter.  Please contact me with any comments that you may have.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner